Exhibit a(5)
STEEL PARTNERS II, L.P.
590 MADISON AVENUE
32ND FLOOR
NEW YORK, NEW YORK 10022
January 9, 2006
VIA OVERNIGHT COURIER AND ELECTRONIC MAIL
Board of Directors
Bairnco Corporation
300 Primera Boulevard, Suite 432
Lake Mary, FL 32746
Gentlemen:
          Steel Partners II, L.P. (“Steel”) is the largest stockholder of Bairnco Corporation (“Bairnco”) owning 1,110,200 shares of Bairnco common stock, or approximately 14.9% of the outstanding shares. Steel is considering purchasing additional shares of Bairnco. As you know, Section 203 of the Delaware General Corporation Law (the “Business Combination Statute”) provides, in effect, that if any person acquires beneficial ownership of 15% or more of a corporation’s outstanding shares (thereby becoming an “Interested Stockholder”), the Interested Stockholder may not engage in a business combination with the corporation for three years thereafter, subject to certain exceptions.
          While the Business Combination Statute was intended to limit abusive takeover tactics and encourage full and fair offers, it could also be used as a device by the Board of Directors to insulate itself from accountability to stockholders. We therefore believe that if the Board is now truly willing to be held accountable to the stockholders and is committed to maximizing stockholder value, it will take all the necessary steps to opt out of the restrictions of the Business Combination Statute. Specifically, we ask that the Board immediately adopt a resolution exempting Steel from the limitations of the Business Combination Statute pursuant to Section 203(a)(1) of the DGCL and recommend a proposal for stockholder approval at the next annual meeting of stockholders to amend the charter to elect not to be governed by the Business Combination Statute pursuant to Section 203(b)(3) of the DGCL. We believe this action will allow Steel and other significant stockholders to purchase additional shares of Bairnco without triggering the three-year limitation imposed by the Business Combination Statute should Steel or any other significant stockholder in the future seek to propose a merger, consolidation or similar transaction with Bairnco. While Steel has no current intention to propose such a transaction, Steel believes that there should be no prohibition on its ability, at its sole discretion, to propose such a transaction.

          We look forward to hearing from the Board to discuss our proposals and other actions we believe the Board can take to maximize stockholder value.

Very truly yours,

STEEL PARTNERS II, L.P.

By:	Steel Partners, L.L.C.
General Partner

By:	/s/ Warren G. Lichtenstein

Warren G. Lichtenstein
Managing Member

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